

**13014719**          ES

~~SECURITIES AND EXCHANGE~~ COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
400

| SEC FILE NUMBER |
| --- |
| 8-49345 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/12____ AND ENDING ____12/31/2012____
                                          MM/DD/YY                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Marathon Financial Group, Inc

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
311 W. Superior Street Suite 217
                                              (No. and Street)

Chicago                                    IL            60654
    (City)                              (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ryan Vaile                                          312-953-1521
                                                    (Area Code - Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
                    (Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Ste 3100          Chicago          IL              60604
          (Address)                        (City)       (State)        (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |



\* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, ___Ryan Valle_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Marathon Financial Group, Inc_____ , as of ___December 31_____ , 2012

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director
_____
Title

_____
Notary Public        2-21-13

This report **contains (check all applicable boxes):

X   (a) Facing page.
X   (b) Statement of Financial Condition.
X   (c) Statement of Income (Loss).
X   (d) Statement of Changes in Cash Flows.
X   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X   (g) Computation of Net Capital.
    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X   (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
    (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
        and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to
        methods of consolidation.
X   (l) An Oath of Affirmation.
    (m) A copy of the SIPC Supplemental Report.
    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the
        previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC 1410 (3-91)

# Marathon Financial Group, Inc.

*(An Illinois Corporation)*
*Financial Statements*
*and Independent Accountant Report*
*December 31, 2012*

# Marathon Financial Group, Inc.
(An Illinois Corporation)
## Index
## December 31, 2012

# REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
Marathon Financial Group, Inc.

## Report on the Financial Statements

We have audited the accompanying financial statements of Marathon Financial Group, Inc., which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marathon Financial Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the

Marathon Financial Group, Inc.
February 18, 2013

underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
February 18, 2013
Chicago, Illinois 60604

# Marathon Financial Group, Inc.
### (An Illinois Corporation)
## Statement of Financial Condition
### As of December 31, 2012

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 68,121 |
| Loan to shareholder | | 1,600 |
| Prepaid asset | | 800 |
| | | |
| Total assets | $ | 70,521 |

**Liabilities**

| | | |
|---|---|---:|
| | $ | |
| Management fee payable | | 32,975 |
| | | |
| Total liabilities | | 32,975 |

| | | | |
|---|---|---:|---:|
| Common Stock - no par value | | | |
| 1000 shares authorized 500 | | | |
| issued and outstanding | $ | 1,000 | |
| Additional paid in capital | | 11,000 | |
| Retained earnings | | 25,546 | |
| **Total Stockholders' equity** | | | 37,546 |
| Total liabilities and stockholders' equity | | $ | 70,521 |

The accompanying notes are an integral part of these financial statements.

# Marathon Financial Group, Inc.
### (An Illinois Corporation)
### Statement of Income
### For the year ending to December 31, 2012

**Revenues**

| | | |
|---|---|---|
| Service agreement and incentive fees | $ | 226,134 |
| Total revenue | | 226,134 |

**Expenses**

| | |
|---|---|
| Office expense | 5,000 |
| Regulatory fee | 10,468 |
| Management fees | 120,000 |
| Commissions | 83,125 |
| Total expenses | 218,593 |

| | | |
|---|---|---|
| State of Illinois replacement taxes | | |
| | | 0 |
| Net income for the year | $ | 7,541 |

The accompanying notes are an integral part of these financial statements.

# Marathon Financial Group, Inc.
## (An Illinois Corporation)
## Statement of Changes in Stockholders' Equity
## For year ending December 31, 2012

| | | |
|---|---|---|
| **Stockholders' equity at January 1, 2012** | $ | 30,005 |
| Additional paid in capital | | 0 |
| Dividends payable | | 0 |
| | | |
| Net earnings from operations | | 7,541 |
| **Stockholders' equity at December 31, 2012** | $ | 37,546 |

The accompanying notes are an integral part of these financial statements.

## Marathon Financial Group, Inc.
### (An Illinois Corporation)
### Statement of Cash Flows
### For year ending December 31, 2012

**Cash flows from operating activities:**

| | | |
|---|---|---|
| Net loss | $ | 7,541 |
| Depreciation and amortization | | 0 |
| Adjustments to reconcile net income to net cash used in operating actives: | | |
| Change in operating assets | | 0 |
| Decrease in  management fee | | 0 |
| Change in security deposits | | 0 |
| Decrease in payables | | 0 |
| Decrease in prepaid asset | | 0 |
| Net cash used in operating activities | | 5,941 |

**Cash flows from investing activities:**

| | | |
|---|---|---|
| Loan to shareholder | | -1,600 |
| Net cash used in investing activities | | -1,600 |

**Cash flows from financing activities:**

| | | |
|---|---|---|
| Capital contribution | | 0 |
| Dividends paid | | (0) |
| Net cash provided by financing activities | | 0 |
| Net Increase in cash and cash equivalents | | 5,941 |
| Cash and cash equivalents, beginning of the year | | 62,180 |
| Cash and cash equivalents, end of the year | $ | 68,121 |

The accompanying notes are an integral part of these financial statements.

# Marathon Financial Group, Inc.
### (An Illinois Corporation)
### Notes to the financial statements
### For year ending December 31, 2012

1. **Organization**

Marathon Financial Group, Inc. (The Company) was incorporated under the laws of the State of Illinois on August 30, 1996. Marathon Financial Group, Inc. is registered as a broker-dealer with the Securities and Exchange Commission and is a member of FINRA. Marathon Financial Group, Inc. was formed for the primary purpose of engaging in the executing of securities transactions for others for a commission. The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

2. **Significant Accounting Policies**

*Use of Estimates*

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they receive commissions from the selling of limited partnership interests and trailing commissions from various mutual funds. The Company does not hold customer funds. Nor do they engage in proprietary trading.

**Income Recognition**

Commissions are recorded as earned.

*Cash Equivalents*

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

*Income Taxes*

At December 31, 2012, the Company had taxable income; however has a net operating loss carry forward that would eliminate the current year's income. The statutory corporate federal rate for a personal service corporation is a flat 35%. The Illinois corporate rate is 7.3% of taxable income.

3. **Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

# Marathon Financial Group, Inc.
## (An Illinois Corporation)
## Notes to the financial statements
## For year ending December 31, 2012

Level 2    Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3    Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

## 4. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Marathon Financial Group, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Marathon Financial Group, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, had $35,146 of net capital which was $30,146 in excess of the required minimum net capital.

## 5. RELATED PARTIES

The Company pays a management fee to Vaile Financial Group, Inc to pay for operating expenses. During the year the amount paid to Vaile Financial Group was $120,000.

## 6. SUBSEQUENT EVENTS

In May 2010, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events through February 18, 2013, the date the financial statements were issued.

All of the outstanding shares of common stock were sold on January 29, 2013. The sale was approved by FINRA to be effective on January 21, 2013.

**Marathon Financial Group, Inc.**
Computation of net capital under 15C 3-1
Of the Securities and Exchange Commission
December 31, 2012

| | |
|---|---:|
| Total stockholder's equity | $37,546 |
| Unallowable assets | 2,400 |
| Haircut's required | 0 |
| Net Capital | 35,146 |
| Minimum net capital | 5,000 |
| Excess net capital | $ 30,146 |
| Excess net capital at 1000% | $31,849 |

The accompanying notes are an integral part of these financial statements

**Aggregate Indebtedness**

Items included in the balance sheet:

| | |
|---|---|
| Management fee payable | $32,975 |
| Total indebtedness | $32,975 |

Ratio:  Aggregate Indebtedness to Net Capital                    93.8229%  to 1

Statement pursuant to paragraph (d) (4) of rule 17 a-5

There are no material differences between the amount presented in the computation of net capital as above and the amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2012.

The accompanying notes are an integral part of these financial statements

Marathon Financial Group, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

RESERVE COMPUTATION
(see note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(see note below)

Note:    Marathon Financial Group, Inc., is exempt from Rule 15c3-3, as it does not transact
a business in securities with, or for, other than members of a national securities exchange and does not
carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).
Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238

## Independent Auditor's Report on Internal Control Structure Required
## by SEC Rule 17a-5

To the Board of Directors:
Marathon Financial Group, Inc.

In planning and performing our audit of the financial statements of **Marathon Financial Group, Inc.** for the year ended December 31, 2012, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Marathon Financial Group, Inc.** including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.
>    (1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
>    (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal that is less severe than a material weakness, yet important enough to merit attention by those with charged with governance.

Marathon Financial Group, Inc.
February 18, 2013
Page 2

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. We did not identify any deficiencies in internal control and control activities that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPA P.C.

February 18, 2013

## OATH OR AFFIRMATION

## REGARDING ACCURACY AND COMPLETENESS

## OF FINANCIAL STATEMENTS AS OF FOR

## THE PERIOD ENDING DECEMBER 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Ryan Vaile
Managing Director